                                                                                ----------------------------
                                                                                        OMB APPROVAL
                                  UNITED STATES                                 ----------------------------
                       SECURITIES AND EXCHANGE COMMISSION                       OMB Number:        3235-0058
                             WASHINGTON, D.C. 20549                             Expires:       June 30, 1991
                                                                                Average estimated burden
                                                                                hours per response......2.50
                                   FORM 12b-25                                  ----------------------------
                                                                                      SEC FILE NUMBER
                                                                                          0-25347
                                                                                ----------------------------
                           NOTIFICATION OF LATE FILING                                  CUSIP NUMBER
                                                                                        24688Q 10 1
                                                                                ----------------------------

(CHECK ONE): |_| Form 10-KSB   |_| Form 20-F   |_| Form 11-K   |X| Form 10-Q
|_| Form N-SAR

         For Period Ended: 10/28/00
                           --------
         [  ] Transition Report on Form 10-K
         [  ] Transition Report on Form 20-F
         [  ] Transition Report on Form 11-K
         [  ] Transition Report on Form 10-Q
         [  ] Transition Report on Form N-SAR
         For the Transition Period Ended:
                                         ---------------------------------------

--------------------------------------------------------------------------------
  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
--------------------------------------------------------------------------------
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


--------------------------------------------------------------------------------
PART I - REGISTRANT  INFORMATION

dELiA*s Corp.
--------------------------------------------------------------------------------
Full Name of Registrant

iTurf Inc.
--------------------------------------------------------------------------------
Former Name if Applicable

435 Hudson Street, 5th Floor
--------------------------------------------------------------------------------
Address of Principal Executive Office (STREET AND NUMBER)
New York, NY 10014
--------------------------------------------------------------------------------
City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

              |
       |X|    |   (a)      The reasons described in reasonable detail in Part
              |            III of this form could not be eliminated without
              |            unreasonable effort or expense;
       |X|    |   (b)      The subject annual report, or semi-annual report,
              |            transition report on Form 10-K, Form 20-F, Form 11-K,
              |            Form N-SAR, or portion thereof, will be filed on or
              |            before the fifteenth calendar day following the
              |            prescribed due date; or the subject quarterly report
              |            or transition report on Form 10-Q, or portion
              |            thereof, will be filed on or before the fifth
              |            calendar day following the prescribed due date; and
       |_|    |   (c)      The accountant's statement or other exhibit required
              |            by Rule 12b-25(c) has been attached if applicable.
              |

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)


         THE COMPANY WAS DELAYED IN PREPARATION OF ITS QUARTERLY REPORT ON FORM 10-Q DUE TO A RECENT CHANGE IN CHIEF FINANCIAL OFFICERS, THE NEED TO FINALIZE SEVERAL ONE-TIME CHARGES TAKEN IN THE THIRD QUARTER OF
         FISCAL 2000 AND THE NEED TO PREPARE DISCLOSURE RELATED TO THE ACQUISITION OF dELiA*S INC. BY iTurf INC.


PART  IV - OTHER  INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Timothy B. Schmidt, Esq.     (212)                       807-9060
--------------------------------------------------------------------------------
         (Name)                    (Area Code)               (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                                                              |X|  Yes  |_|  No
--------------------------------------------------------------------------------
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              |X|  Yes  |_|  No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. SEE ATTACHMENT "A".
--------------------------------------------------------------------------------

                                  dELiA*S Corp.
                                  -------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:        December 13, 2000                By:   /s/ Dennis Goldstein
      ------------------------------------        -----------------------------
                                                        Dennis Goldstein
                                                        Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).

--------------------------------------------------------------------------------

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240. 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.




SEC 1344(8-89)                                  (ATTACH EXTRA SHEETS IF NEEDED)
                                                            12/12/00

                                  ATTACHMENT A
                                  DELIA*S CORP.
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                   (UNAUDITED)

                                                              THIRTEEN WEEKS        THIRTY-NINE WEEKS
                                                                  ENDED                    ENDED
                                                          10/30/99      10/28/00    10/30/99   10/28/00
                                                          --------      --------    --------   --------
Net sales                                                 $  48,085     $ 52,332    $  123,272  $  138,684
Cost of sales (a)                                            25,776       29,089        69,249      76,003
                                                         ----------    ---------     ---------    --------
Gross profit                                                 22,309       23,243        54,023      62,681

Selling, general and
   administrative expenses (b)                              32,395       36,240         80,053     108,785
Noncash compensation                                             -        1,943              -       3,544
Restructuring charge (c)                                         -       18,847         22,907      18,847
Non-recurring charges (d)                                        -        1,794              -       1,794
Gain on subsidiary initial public offering                       -           -         (70,091)          -
Interest and other expense (income), net                      (703)         184         (1,870)       (897)
Minority interest (e)                                       (2,125)     (11,823)        (2,610)    (20,411)
                                                         ----------    ---------     ---------    --------
Income (loss) before
   provision for income taxes                               (7,258)     (23,942)        25,634     (48,981)
Provision (benefit) for income taxes (f)                    (1,257)      18,729         12,863      12,929
                                                         ----------    ---------     ---------    --------
Net income (loss)                                        $  (6,001)   $ (42,671)      $ 12,771    $(61,910)
                                                         ==========   ==========      ========    =========

PER SHARE DATA:
Basic net income (loss) per share                        $   (0.42)   $   (2.94)      $   0.89    $  (4.26)
                                                         ==========   ==========      ========    =========
Diluted net income (loss) per share                      $   (0.42)   $   (2.94)      $   0.82    $  (4.26)
                                                         ==========   ==========      ========    =========
Shares used in the calculation of basic
   net income (loss) per share                              14,342       14,535         14,301      14,524
Shares used in the calculation of
   diluted net income (loss) per share                      14,342       14,535         15,494      14,524

(a) First quarter 1999 cost of sales includes approximately $500,000 in charges related to the closing and conversion of Screeem! stores. Third quarter 2000 cost of sales includes approximately $1,400,000 in charges related to the closing of TSI Soccer stores.
(b) Third quarter 2000 selling, general and administrative expenses includes approximately $1,250,000 of primarily non-cash charges related to outdated or replaced fixed assets and leasehold improvements.
(c) First quarter 1999 restructuring charge relates to the primarily non-cash charge associated with the write-off of goodwill and other assets in connection with the closing and conversion of Screeem! Stores. Third quarter

    2000 restructuring charge relates to the primarily non-cash charges associated with the write-off of goodwill and other assets in connection with the discontinuation of Ontap.com and the closing of the TSI Soccer stores. In addition, the third quarter 2000 includes approximately $750,000 of reversal of excess restructuring reserve related to Screeem!.
(d) Third quarter 2000 non-recurring charges relate to expensed transaction costs associated with the recombination.
(e) Third quarter 2000 minority interest includes approximately $7,800,000 related to $17,000,000 of iTurf's restructuring and other non-recurring charges.
(f) Third quarter 2000 provision for income taxes includes approximately $20,350,000 of expense to reserve fully for the cumulative net deferred tax assets (as of 10/28/00) of dELiA*s Inc.



      The third quarter and year-to-date statements of operations consolidate the results and financial position of dELiA*s Inc., with minority interest representing the outside ownership of iTurf Inc. The consolidated results of dELiA*s Corp. will not include minority interest after November 20, 2000, the date of the merger of dELiA*s Inc. and iTurf Inc. The merger transaction will be accounted for as a purchase by dELiA*s of the minority interest in iTurf held by the public.

      Net sales for the third quarter increased 8.8% to $52.3 million from $48.1 million in the third quarter of last year. Excluding restructuring and certain other charges, the net loss for the third quarter was $6.8 million, or $0.47 per basic and diluted share, compared to a net loss of $6.0 million, or $0.42 per basic and diluted share a year ago. The net loss including these charges was $42.7 million in the third quarter, or $2.94 per basic and diluted share. The $35.8 million of primarily non-cash, restructuring and other non-recurring pre-tax charges and tax provisions primarily relate to the Company's decisions to close OnTap.com, close the Company's TSI Soccer stores and recombine dELiA*s Inc. and iTurf Inc.

      Net sales for the thirty-nine weeks ended October 28, 2000 increased 12.5% to $138.7 million from $123.3 million in the prior-year thirty-nine week period. Excluding non-recurring gains, restructuring and other charges, the net loss for the thirty-nine week period was $26.1 million, or $1.80 per basic and diluted share compared to a net loss of $14.5 million or $1.01 per basic share for the same period of last year. The net loss including non-recurring gains and charges for the thirty-nine week period was $61.9 million, or $4.26 per diluted share compared to net income for the same period of last year of $12.8 million, or $0.82 per diluted share.